_________________________________________________	Ashland Inc. 50 E. RiverCenter Blvd. Covington, KY 41011

May 2, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Ashland Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013, which was filed with the Securities and Exchange Commission on May 2, 2013.

Very truly yours,

ASHLAND INC.
By:	/s/ Peter J. Ganz
Name:	Peter J. Ganz
Title:	Senior Vice President, General Counsel and Secretary